Legg Mason Funds
                                100 Light Street
                            Baltimore, Maryland 21202


                                August 12, 2005


EDGAR FILING
------------

Mr. Randy Koch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Legg Mason Growth Trust, Inc. - CIK No. 0000936886
            1933 Act File No. 033-89090
            1940 Act File No. 811-08966
            Form Type: 485APOS; Accession Number: 0000898432-05-000458 Application for Withdrawal
            --------------------------

Dear Mr. Koch:

     On May 27, 2005, Legg Mason Growth Trust, Inc. (the "Registrant") filed Post-Effective Amendment No. 20 to the Registrant's Registration Statement on Form N-1A ("PEA No. 20") for the purpose of introducing one new class of shares of the Registrant: Signature Shares. The Registrant has determined that it has no plans to proceed with the offering of Signature Shares and the Registrant has not issued any Signature Shares. Accordingly, pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended, we request the withdrawal of PEA No. 20 (File No. 033-89090 and Accession No. 0000898432-05-000458).

                                       Sincerely,
                                       LEGG MASON GROWTH TRUST, INC.

                                       /s/ Gregory T. Merz
                                       -------------------

                                       By:   Gregory T. Merz
                                             Vice President

                                       /s/ Richard M. Wachterman
                                       -------------------------

                                       By:   Richard M. Wachterman
                                             Secretary